May 27, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549
Attn:  Michael R. Clampitt, Senior Attorney

Re:          Republic First Bancorp, Inc.
Form S-1 filed April 23, 2010 (File No. 333-166286)

Dear Mr. Clampitt:

Republic First Bancorp, Inc., a Pennsylvania corporation (the “Company”), transmitted today via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 to our Registration Statement on Form S-1 (“Amendment No. 2”), marked to show changes from Pre-Effective Amendment No. 1 to our Registration Statement on Form S-1 filed with the Commission on May 19, 2010 (“Amendment No. 1”).  The initial Registration Statement was filed with the SEC on April 23, 2010 (the “Form S-1” and, collectively with Amendment No. 1 and Amendment No. 2, along with any other amendments to Form S-1, the “Registration Statement”).  The Registration Statement has been revised in response to the letter of comments from the Commission’s Division of Corporation Finance (the “Staff”) dated May 12, 2010 related to the Form S-1 (the “First Staff Comment Letter”).  We have received the letter of comments from the Staff dated May 24, 2010 (the “Second Staff Comment Letter”) related to Amendment No. 1.

Set forth below are our responses to the Second Staff Comment Letter, including the Staff’s requests for supplemental information, numbered to correspond with the numbering of the Staff’s comments in the Second Staff Comment Letter.  In order to facilitate the Staff’s review, we have recited the comments in bold and followed each comment with our response.

Form S-1/A filed May 19, 2010

General

1.
We note your response to comment 2 in our letter dated May 12, 2010; in particular, we note your representation that the directed share subscription program is no longer a component of the offering.  However, the disclosure on page 14 indicates that the underwriters will reserve a specific number of shares of the offering for sale to certain directors, officers and securities holders.  Please advise.

Pursuant to the underwriting agreement (included with Amendment No. 2 as Exhibit 1.1), 20% of the shares of the Company’s Common Stock (the “Reserved Shares”) sold to the underwriters in connection with the offering of the Company’s Common Stock represented by the Registration Statement (the “Offering”) will be reserved by the underwriters for sale to certain of the Company’s directors, officers and securities holders.   No offers, sales or solicitations of offers to buy have been made to any such persons, nor have any materials related to the Offering been provided to any such persons (other than in their capacity as directors and officers of, or consultants to, the Company in connection with the preparation, review and approval of the Offering documents). To the extent any offers or sales of the Reserved Shares are made, such offers or sales will be made by the same means and pursuant to the same documents provided to the general public in the Offering.

As indicated in the Company’s response to the First Staff Comment Letter, the underwriters, however, have agreed to reduced underwriting discounts and commissions for any Reserved Shares that are sold.

2.	We note that some of the information requested in our letter dated May 12, 2010 will be provided at a later time. Please note that we may have comments after reviewing that information.

The form of underwriting agreement and the legality opinion have been filed with Amendment No. 2 and included in the Registration Statement as Exhibit 1.1 and Exhibit 5.1, respectively.

The Company does not yet know the exact number of shares to be offering in the Offering, but will revise the prospectus to disclose the number of shares being offered in the Offering prior to our requesting acceleration of the effectiveness of the Registration Statement.

FINRA has not yet issued a letter indicating that it has no objections to the underwriters’ compensation.  Upon issuance of such a letter, the Company will provide a copy of the letter to the Staff.

Risk Factors

Our executive officers, directors and principal shareholders…page 14

3.	Please revise this risk factor to disclose the number shares to be purchased in the offering by officers, directors and principal shareholders.

Amendment No. 2 updates the Registration Statement to disclose that 20% of the Company’s Common Stock to be sold to the underwriters in connection with the Offering has been reserved for sale to certain of the Company’s officers, directors and securities holders.

We appreciate any assistance and all cooperation, and look forward to hearing from you.  Should you have any questions regarding any of our responses, please do not hesitate to call or email the undersigned (215-735-4422, hmadonna@frbkonline.com) or our outside counsel, Donald Readlinger, of Pepper Hamilton LLP (609-951-4164, readlingerd@pepperlaw.com).

Very truly yours,

/s/ Harry D. Madonna
Harry D. Madonna
Chairman, President and Chief Executive Officer

CC:          Barry M. Abelson, Esq., Pepper Hamilton LLP
Donald R. Readlinger, Esq., Pepper Hamilton LLP